UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ nº 06.057.223/0001-71

NIRE 33.3.002.7290-9

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON SEPTEMBER 10th, 2024

1.       DATE, TIME AND LOCATION: on September 10th, 2024, at 8 a.m., at the registered office of Sendas Distribuidora S.A. ("Company"), at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.       BOARD: Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz.

3.       CALL AND ATTENDANCE: The call was waived due to the presence of all the members of the Company's Board of Directors, Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Andiara Pedroso Petterle, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, Leonardo Gomes Porciúncula Pereira and José Roberto Meister Müssnich.

4.       AGENDA: To resolve on (i) the execution, as well as on the approval of the terms and conditions, of the 11th issuance of simple, non-convertible debentures, unsecured, in a single series, of the Company, in the total amount of two billion and eight hundred million reais (R$ 2,800,000,000.00) ("Debentures" and "Issuance", respectively), which will be the subject of a public distribution offering, to be registered with the Brazilian Securities and Exchange Commission ("CVM"), under the automatic registration of distribution, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended ("Offering" and "CVM Resolution 160", respectively), Law No. 6,385, of December 7, 1976, as amended ("Securities Market Law") and Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and other applicable legal and regulatory provisions;

(ii) the execution, by the Company, of any and all instruments necessary and/or convenient to carry out the Issuance, assume the obligations arising from the Debentures and implement the Offering

(iii) the authorization to the Executive Board and other legal representatives of the Company for them to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance and the Offering, including, but not limited to, the negotiation and signing of the Indenture (as defined below), the Underwriting Agreement (as defined below), any amendments to such instruments, and all other documents related to the Issuance and the Offering;

(iv) the authorization of the Executive Board and other legal representatives of the Company to hire the Underwriters (as defined below) through the “Instrumento Particular de Contrato de Coordenação, Colocação e Distribuição Pública, sob o Rito de Registro Automático, da 11ª (Décima Primeira) Emissão de Debêntures Simples, não Conversíveis em Ações, em Série Única, da Espécie Quirografária, da Sendas Distribuidora S.A.” (“Underwriting Agreement”), the Fiduciary Agent (as defined below), the Bookkeeper (as defined below), the Settling Bank (as defined below), the Rating Agency (as defined below), the legal advisors and other service providers related to the Issuance and the Offering, and may negotiate, sign the respective contracts and set their respective fees; and

(v) the ratification of all acts previously performed by the Company, through its officers and other legal representatives related to the Issuance and the Offering, as well as the resolutions below.

5.       RESOLUTIONS: The members of the Board of Directors, in view of the prior analysis and favorable recommendation of the Financial and Investment Committees, examined the items on the Agenda and deliberated, unanimously and without any reservations:

(i)	To authorize the Issuance and the Offering by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the “Instrumento Particular de Escritura da 11ª (décima primeira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Sendas Distribuidora S.A.” (“Indenture”), as well as the execution of the Indenture, other documents of the Issuance and any amendments to such documents, by the Company's officers and/or attorneys-in-fact appointed, pursuant to 1st paragraph of Article 59 of the Brazilian Corporation Law and Article 17, paragraph (q) of its Bylaws, regardless of additional approval to that effect at the Shareholders' Meeting.

(a)	Total Amount of the Issuance: the total amount of the Issuance will be two billion eight hundred million reais (R$ 2,800,000,000.00), on the Issuance Date (as defined below);

(b)	Issuance Date: for all legal purposes, the date of issuance of the Debentures shall be defined in the Indenture ("Issuance Date");

(c)	Issuance Number: the Issuance represents the Company's 11th (eleventh) issuance of Debentures;

(d)	Nominal Unitary Value: the nominal unitary value of the Debentures, on the Issuance Date, will be one thousand reais (R$1,000.00) ("Nominal Unitary Value");

(e)	Number of Series: the Issuance will be carried out in a single series;

(f)	Quantity: two million eight hundred thousand (2,800,000) Debentures will be issued;

(g)	Guarantees: the Debentures will not have real or fiduciary guarantees;

(h)	Term and Maturing Date: the Debentures shall have a term of five (5) years from the Issuance Date, maturing on the date stipulated in the Indenture ("Maturity Date"), except for the early maturity of the obligations arising from the Debentures and the early redemption of all the Debentures, under the terms to be set forth in the Indenture;

(i)	Form, Type and Proof of Ownership of Debentures: the Debentures will be issued in registered and book-entry form, without the issuance of cautions or certificates, and, for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Underwriters and, additionally, with respect to the Debentures that are electronically held in custody at B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 ("B3"), As the case may be, this statement will be issued in the name of the holder of the Debentures, which will serve as proof of ownership of such Debentures;

(j)	Profitability Commencement Date: for all legal purposes and effects, the Profitability Commencement Date of the Debentures shall be the 1st (first) Payment Date (as defined below) of the Debentures ("Profitability Commencement Date").

(k)	Type: the Debentures shall be of the unsecured type, pursuant to article 58 of the Brazilian Corporation Law;

(l)	Use of Proceeds: The net proceeds raised through the Offering will be used by the Company for liability management, including the prepayment, upon notice of redemption to be carried out within 3 (three) Business Days of the financial settlement of the Offering, of all promissory notes arising out from the 2nd series of the Company's 2nd issuance, issued on August 27, 2021, with asset code NC00210038W, as well as the integrity of the 1st series of the Company's 2nd issuance of debentures, issued on May 20, 2021, with asset code ASAI12, which must be prepaid by October 21, 2024. Possible value remainder will be used for general purposes.

(m)	Settling Bank and Bookkeeper: the functions of settling bank will be performed by Banco Bradesco S.A., a financial institution headquartered in the City of Osasco, State of São Paulo, at Núcleo Cidade de Deus, s/nº, Vila Yara, registered before the CNPJ under No. 60.746.948/0001-12 ("Settling Bank"). The functions of mandatory bookkeeper shall be performed by Banco Bradesco S.A., hereinafter referred to as the ("Bookkeeper"). The Bookkeeper will be responsible for carrying out the bookkeeping of the Debentures, among other responsibilities defined in the rules issued by CVM and B3;

(n)	Fiduciary Agent: the Company will appoint Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, Bloco 08, Ala B, Rooms 302, 303 and 304, Barra da Tijuca, CEP 22640-102, registered before the CNPJ under No. 17.343.682/0001-38 ("Fiduciary Agent");

(o)	Monetary Adjustment: The Nominal Unitary Value of the Debentures will not be subject to monetary adjustment.

(p)	Remuneration: on the Nominal Unitary Value or the balance of the Nominal Unitary Value of the Debentures, as the case may be, remunerative interest will be charged corresponding to the accumulated variation of 100% of the average daily rates of the DI of one day, "over extra group", expressed as a percentage per year, based on two hundred and fifty-two (252) Business Days (as defined in the Indenture), calculated and disclosed daily by B3, plus exponentially a spread of 1.25% per year, based on two hundred and fifty-two (252) Business Days ("Remuneration"), to be calculated exponentially and cumulatively pro rata temporis for elapsed Business Days, levied on the Nominal Unitary Value or balance of the Nominal Unitary Value of the Debentures, as the case may be, since the Date Profitability Start, or the Remuneration Payment Date (as defined below) immediately preceding (inclusive) up to and including the date of its effective payment, according to the formula to be indicated in the Indenture;

(q)	Amortization of Nominal Unitary Value: the Nominal Unitary Value or the Unit Nominal Value, as applicable, will be amortized in two (2) consecutive annual installments, on the dates and percentages to be indicated in the Indenture;

(r)	Payment of Remuneration: Without prejudice to payments as a result of any early maturity of the obligations arising from the Debentures, of Optional Extraordinary Amortization (as defined below), according to the terms to be set forth in the Indenture, and early redemption of the Debentures, under the terms set forth in the Indenture, the Remuneration will be paid semi-annually, as from the Issuance Date, on the dates set forth in the Indenture (“Remuneration Payment Date”);

(s)	Placement and Distribution Plan: the Debentures will be subject to a public offering of distribution, intended exclusively for professional investors, as defined in articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors” and “CVM Resolution 30”, respectively), pursuant to the Securities Market Law, CVM Resolution 160 and other legal provisions, under a firm placement guarantee regime for all Debentures. The Offering will be conducted by the Underwriters in accordance with the distribution plan to be drawn up in accordance with article 49 of CVM Resolution 160, with no limitation in relation to the number of investors accessed by the Underwriters, and it is also possible for the subscription or acquisition of Debentures by any number of Professional Investors. There will be no preference or priority for subscription to the Debentures by the Company's current shareholders. The Issuance and the Offering cannot have their value or quantity increased under any circumstances, and there is, therefore, no option for an additional batch of Debentures, in accordance with article 50, of CVM Resolution 160. No type of grant will be granted. discount by the Underwriters to Professional Investors interested in purchasing the Debentures within the scope of the Offer, subject to the possibility of premium or discount, under the terms of item (u) below, as well as there will be no fixation of maximum or minimum lots, regardless of chronological order. Partial distribution of Debentures will not be permitted;

(t)	Deposit for Distribution, Trading and Electronic Custody: the Debentures must be deposited for (i) distribution in the primary market through the ADM – Asset Distribution Module, managed and operated by B3; and (ii) trading in the secondary market through the CETIP21 – Securities, managed and operated by B3, with the distribution and trading being financially settled and the Debentures being held in electronic custody at B3. Notwithstanding the provisions above, the Debentures may only be traded, on the secondary market, (i) freely between Professional Investors; (ii) for qualified investors, as defined in accordance with articles 12 and 13 of CVM Resolution 30, after 3 (three) months from the closing date of the Offering, in accordance with article 86, item I, item “a” of CVM Resolution 160; and (iii) for investors in general, after 6 (six) months from the closing date of the Offering, in accordance with article 86, item I, item “b” of CVM Resolution 160;

(u)	Subscription Price and Payment Form: the payment of the Debentures in the primary market will be carried out in accordance with the procedures adopted by B3, in cash, in local currency, at the time of subscription, with one or more subscriptions and payments being admitted on each payment date ("Payment Date"). On the Profitability Commencement Date, the payment of the Debentures will be made at their Nominal Unitary Value. In the event that any Debentures are paid in on any date other than and after the Profitability Start Date, the payments of the Debentures will be made at the Nominal Unitary Value plus the Remuneration calculated pro rata temporis from the Profitability Start Date until the respective Payment Date. The Debentures may be subscribed with a premium or discount, to be defined by the Underwriters at the time of subscription of the Debentures, being certain that, if applicable, the premium or discount will be the same for all, provided that said premium or discount is applied equally to all Debentures paid up on the same payment date, at the sole discretion of the Underwriters, as provided for in the Underwriting Agreement. terms of article 61 of CVM Resolution 160. The premium or discount, as the case may be, will be applied in the event of one or more objective market conditions, at the sole discretion of the Underwriters, including, but not limited to: (i) change of SELIC rate; (ii) change in interest rates on national treasury bonds; (iii) change in the Broad Consumer Price Index, calculated and published by the Brazilian Institute of Geography and Statistics – IBGE and/or in the DI Rate; or (iv) material change in the indicative rates for trading fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates and others) published by ANBIMA, it being certain that the Offering price will be unique and, therefore, eventual premium or discount will not result in a change in the all-in cost of the Company to be established in the Indenture and in the Underwriting Agreement;

(v)	Events of Default/Early Maturity: the Debentures, as well as all obligations contained in the Indenture, are subject to automatic early maturity and non-automatic early maturity, under the terms established in the Indenture, and the Company is immediately required to pay the Nominal Unitary Value, or the balance of the Nominal Unitary Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date, or from the immediately preceding Remuneration Payment Date, as the case may be, until the date of effective payment, regardless of any judicial or extrajudicial notice, interpellation or notification to the Company or consultation with the Debenture Holders, in the event of certain hypotheses of automatic early maturity and hypotheses of non-automatic early maturity, under the terms to be set forth in the Indenture;

(w)	Optional Early Redemption: the Company may, subject to the terms and conditions to be set forth in the Indenture, at its sole discretion, at any time as of the date to be established in the Indenture, exclusive, carry out the early redemption of all the Debentures ("Optional Early Redemption"), by sending a notice to all holders of the Debentures, with a copy to the Fiduciary Agent, or by publishing a notice to the holders of the Debentures, under the terms to be described in the Indenture, ten (10) Business Days prior to the date of the event, informing: (i) the date on which the Optional Early Redemption will be made, which shall be a Business Day; and (ii) any other information relevant to the holders of the Debentures. In the event of Optional Early Redemption, payment will be made of its respective Nominal Unitary Value or the balance of the Nominal Unitary Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of the effective Optional Early Redemption, added to such amount the Optional Early Redemption Fee (as described below), as well as fines and default interest, if any. For the purposes of this General Meeting, the “Optional Early Redemption Fee” is considered a premium equivalent to 0.35% per year, pro rata temporis, based on two hundred and fifty-two (252) Business Days , levied on the Nominal Unit Value, plus the respective Remuneration due, calculated pro rata temporis from the Profitability Commencement Date or the last Remuneration Payment Date, as applicable, until the date of the effective Optional Early Redemption, multiplied by the term remainder of the Debentures, considering the number of Business Days to elapse between the date of the Optional Early Redemption and the Maturity Date, according to the formula to be set out in the Indenture. Partial Optional Early Redemption of Debentures will not be permitted;

(x)	Optional Extraordinary Amortization: the Company may, subject to the terms and conditions to be set forth in the Indenture, at its sole discretion and regardless of the will of the holders of Debentures, as of the date defined in the Indenture, carry out optional extraordinary amortization of the Debentures, upon payment of a portion of the Nominal Unitary Value or the balance of the Nominal Unitary Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of effective early amortization, plus the Optional Extraordinary Amortization Fee (as defined below), as well as penalty and default interest, if any ("Optional Extraordinary Amortization"). For the purposes of this General Meeting, the “Optional Extraordinary Amortization Fee” is considered a premium equivalent to 0.35% per year, pro rata temporis, based on two hundred and fifty-two (252) Business Days , on the portion of the Nominal Unit Value, plus the respective Remuneration, calculated pro rata temporis from the Profitability Commencement Date or the last Remuneration Payment Date, as applicable, object of the Optional Extraordinary Amortization, multiplied by the remaining term of the Debentures, considering the number of Business Days to elapse between the Optional Extraordinary Amortization Date (as defined below) and the Debentures Maturity Date, according to the formula to be described in the Deed of Issuance. The Optional Extraordinary Amortization must be limited to 98% (ninety-eight percent) of the Nominal Unit Value of the Debentures and can only occur through communication addressed directly to the Debenture holders, with a copy to the Fiduciary Agent or, even, through publication of communication addressed to the holders of Debentures to be widely publicized in the Indenture to be foreseen, at least 10 (ten) Business Days in advance of the date scheduled for carrying out the effective Optional Extraordinary Amortization (“Optional Extraordinary Amortization Date”), and will be carried out in accordance with B3 procedures;

(y)	Optional Acquisition: observing the provisions of CVM Resolution No. 77, of March 29, 2022, the Company may, at any time, acquire Debentures, pursuant to the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, provided that it complies with any rules issued by the CVM, and the fact, if so required by the applicable legal and regulatory provisions, must be included in the Company's management report and financial statements. The Debentures acquired by the Company according to the Indenture, may, at the Company’s discretion, be canceled, remain in treasury or be placed back on the market, subject to the restrictions imposed by CVM Resolution 160. The Debentures acquired by the Company to remain in treasury, under the terms of the Indenture, if and when replaced on the market, will be entitled to the same remuneration applicable to the other Debentures;

(z)	Early Redemption Offer: the Company may, at its sole discretion, at any time from the Issuance Date, make an offer for early redemption of all Debentures ("Early Redemption Offer"). The Early Redemption Offer will be addressed to all holders of Debentures, without distinction, ensuring equal conditions for all holders of Debentures to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the Indenture. The Company will carry out the Early Redemption Offer by means of the publication of a communication addressed to the holders of Debentures, to be widely disclosed under the terms of the Indenture or by means of an individual communication to be sent by the Company to each of the holders of Debentures, with a copy to the Fiduciary Agent and to B3, which shall describe the terms and conditions of the Early Redemption Offer, as provided for in the Indenture. Upon the Early Redemption Offer, Debenture holders will be entitled to payment of the Nominal Unit Value or balance of the Nominal Unit Value, as applicable, and if applicable, plus (i) the Remuneration, calculated pro rata temporis, from the Profitability Commencement Date or the immediately preceding Remuneration Payment Date, as the case may be, until the date of redemption object of the Early Redemption Offer, as well as, if applicable, (ii) redemption premium, which, if any, cannot be negative and (iii) if applicable, the late payment charges to be provided for in the Indenture due and unpaid, until the date of said redemption;

(aa)	Scheduled Renegotiation: the Debentures will not be subject to scheduled renegotiation;

(bb)	Arrears charges: In the event of unpunctuality in the payment, by the Company, of any amount due to the holders of Debentures, the overdue and unpaid debts owed and not paid by the Company, will be, from the date of default until the date of effective payment, subject to, regardless of notice, notification or judicial or extrajudicial interpellation, in addition to the Remuneration: (i) conventional, irreducible and non-compensatory fine, 2%; and (ii) default interest at the rate of 1% per month, both levied on the amounts in arrears, except if the default occurs due to an operational problem of a third party and provided that the total amount defaulted is paid by the Business Day following the date on which the payment should have been made;

(cc)	Place of Payment: payments to which the Debentures are entitled will be made by the Company through B3, in accordance with B3's procedure, if the Debentures are in electronic custody at B3, or by the Company, through the Bookkeeper, if the Debentures are not electronically held at B3;

(dd)	Extension of Deadline: the deadlines for the payment of any obligation provided for in the Indenture will be automatically extended until the first subsequent Business Day if the maturity coincides with a day on which there are no banking hours in the City of São Paulo, State of São Paulo, without any addition to the amounts to be paid, except in cases where payments must be made through B3, In which case there will only be an extension when the payment date coincides with a national holiday, Saturday or Sunday;

(ee)	Risk Rating: Fitch Ratings Brasil Ltda. (“Risk Rating Agency”) will be hired as the risk rating agency for the Offering, which will assign a rating to the Debentures;

(ff)	Dismemberment: Dismemberment of the Nominal Unit Value, Remuneration and other rights granted to Debenture Holders will not be permitted, in accordance with item IX of article 59 of the Brazilian Corporation Law; and

(gg)	Other Conditions: All other conditions and specific rules related the Offering, the Issuance and/or the Debentures will be dealt with in the Indenture and in other related documents.

(ii)	Sign any and all necessary and/or convenient instruments for the execution of the Issuance, as well as to assume the obligations arising from the Debentures and to implement the Offering;

(iii)	Authorize the Executive Board and other legal representatives of the Company to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance and the Offering, including, but not limited to, the negotiation and signing of the Indenture, the Underwriting Agreement, any amendments to such instruments, and all other documents related to the Issuance and the Offering;

(iv)	To authorize the Executive Board and other legal representatives of the Company to contract the Underwriters through the Underwriting Agreement, the Fiduciary Agent, the Bookkeeper, the Settling Bank, the Risk Rating Agency, the legal advisors and other service providers related to the Issuance and the Offering, such as B3, to this end, it may negotiate, sign the respective contracts and set the respective fees; and

(v)	Ratify all acts previously performed by the Company, through its officers and other legal representatives related to the Issuance and the Offering, as well as the above resolutions.

6.       ADJOURNMENT: Nothing else to be discussed, the session was suspended for the drafting of these minutes. After the proceedings were reopened, these minutes were read and approved, having been signed by the secretary. São Paulo, September 10th, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors present: Mr. Oscar de Paula Bernardes Neto, Mr. José Guimarães Monforte, Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mr. Andiara Pedroso Petterle, Mr. Júlio Cesar de Queiroz Campos, Mr. Leila Abraham Loria, Mr. Leonardo Gomes Porciúncula Pereira and José Roberto Meister Müssnich.

I certify, for the proper purposes, that this document is an extract of the minutes drawn up in a proper book, pursuant to paragraph 3 of article 130 of Brazilian Corporation Law, as amended.

Rio de Janeiro, September 10th, 2024

__________________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.